7/11/2011

To Whom It May Concern

J & P Realty Trust is withdrawing its public filing of the S-11 due to improper filing of applications. We were under the impression we had to do a S-11 registration, but after getting the correct info, in able to perform a private placement offering, we had file our Reg.506 D and our 144-A. In accordance with Rule 155

The rule establishes the following conditions:

  No securities were sold in the registered offering; ( none were sold)
  The issuer withdraws the registration statement;
  The issuer and any person acting on its behalf do not commence the private offering earlier than 30 calendar days after the effective date of withdrawal of the registration statement;

The issuer notifies each offeree in the private offering that:

  the offering is not registered under the Securities Act,( no information had been or has been sent out to offerees.)
  the securities will be "restricted securities" as defined in Rule 144 and cannot be resold without registration unless an exemption is available, purchasers do not have the protection of Section 11 of the Securities Act, and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal
  Any disclosure document used in the private offering discloses any changes in the issuer's business or financial condition that occurred after the issuer filed the registration statement that are material to the investment decision in the private offering.

J & P Reatly Trust will undertake a subsequent private offering relying on that safe harbor.

We are also aware of that the S-11 information will be completely removed from our website, www.jprealtytrust.com. According to the rules above, we have followed the conditions and made sure that anything relating to a public offering will be removed. We will also be filing a registration withdrawal on the Edgar filing system so that if will also be seen that we are withdrawing our public offering.

The effective date for this application for withdrawal is immediate as of July 11, 2011.

If there are any questions or comments feel free to call us at 323-599-8532 or email us a s8c@ca.rr.com.

Thank you for your time and consideration of this issue.

/s/ Antonio Patrick 7-11-2011 /s/ Clint Callahan 7-11-2011